Ronald M. Olejniczak, CPA Vice President and Controller OlejniczakR@aetna.com tel: 860-273-7231 fax: 860-273-2019 151 Farmington Avenue, RT21 Hartford, CT 06156
May 16, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Aetna Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on February 29, 2008 and Form 10-Q for the Quarter Ended March 31, 2008 Filed on April 24, 2008
File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated May 2, 2008, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries).  With respect to the Staff’s comments, enclosed herewith please find Aetna’s response.  For ease of reference, the Staff’s comments have been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission,
•	Comments from the Staff or changes to our disclosures in response to comments from the Staff do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	We may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860 273-7231 if you or other members of the Staff have questions regarding our response.

Very truly yours,

/s/ Ronald M. Olejniczak
Ronald M. Olejniczak

Enclosure

Enclosure – Response to the Staff’s comments to Aetna contained in letter to Aetna dated May 2, 2008
Staff Comment Reprinted in Italic Text – Aetna Response Follows

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Investments, page 12
1.
Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Aetna’s Response
At December 31, 2007, we held approximately $627 million of municipal debt securities and $142 million of structured product debt securities that were guaranteed by third parties, collectively representing approximately 4.3% of our total investments.  These securities had an average credit rating of AAA with the guarantee.  Without the guarantee, the average credit rating of the municipal debt securities was A+.  The structured product debt securities were only rated with the guarantee at December 31, 2007.

In response to the Staff’s comment, in future filings with the Commission beginning with the second quarter 2008 Form 10-Q, we will disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.  We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

2.
It appears that the fair values of your available-for-sale debt and equity securities are determined based, in part on “market prices provided by a third party vendor (including matrix pricing) or dealer quotes.”  While you are not required to make reference to independent third party pricing services, when you do, you must also include their names in the ’34 Act filing.  If you include or incorporate by reference this disclosure into a ’33 Act filing, you will also need to include the consents of the third party pricing services.

Aetna’s Response
In future filings with the Commission, we will not make reference to independent third party pricing services.

Liquidity and Capital Resources, page 14
3.
Please revise your contractual obligations table to present the liability for future policy benefits, unpaid claims and policyholders’ funds gross of reserves for contracts subject to reinsurance or tell us why your current presentation is considered appropriate.  It would appear that the reserves for contracts subject to reinsurance represent future legal obligations of the Company and are material in the aggregate.  We note your disclosure on page 50 where you state that your ceded reinsurance arrangements do not discharge your primary liability as direct insurer for the liabilities under contracts subject to reinsurance.

Aetna’s Response
We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts.  The reinsurance arrangements referenced in the Staff’s comment were used to facilitate the disposition of certain of our businesses prior to the year 2000.  The majority of these insurance contracts are reinsured with two independent insurance companies that acquired the businesses we sold.  In connection with these transactions, we no longer service the reinsured contracts because the reinsurance carrier performs these services.

We have excluded expected future payments for insurance contracts subject to these reinsurance agreements because the reinsurance carrier, not us, is responsible for cash flows associated with the reinsured contract.  In the event of insolvency of the reinsurance carrier, we would be responsible for these cash flows.  We monitor the solvency of the reinsurance carriers and do not believe the risk of insolvency is significant.  Our reinsured reserves are supported by reinsurance recoverable assets.

In response to the Staff’s comment and in order to eliminate the possibility of confusion, in future annual filings with the Commission beginning with the 2008 Form 10-K, our contractual obligations table will include the amount of gross reserves for future policy benefits, unpaid claims and policyholders’ funds that have been ceded to independent insurance companies through reinsurance contracts.  We will also include an appropriate footnote reference that such reserves are subject to reinsurance agreements.

Form 10-Q for the Quarterly Period Ended March 31, 2008

4.	Please include other investments as applicable in your fair value measurement disclosure.

Aetna’s Response
At March 31, 2008, our investments were comprised of debt and equity securities, mortgage loans and other investments.  Other investments consist primarily of alternative investments (which are comprised of private equity and hedge fund limited partnerships) and investment real estate.  Our alternative investments are accounted for under the equity method of accounting.

We carry the value of our investment real estate on our balance sheet at depreciated cost.  If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs.  At March 31, 2008, there were no real estate investments held-for-sale.

We respectfully submit that the disclosure requirements of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, are not applicable to our other investments because these investments are presented at carrying amounts either under the equity or cost method for investments.